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                                         Filed by Adaptive Broadband Corporation
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                Subject Company:  Adaptive Broadband Corporation
                                                      Registration No. 333-51142

FOR IMMEDIATE RELEASE
Thursday, January 11, 2001



          ADAPTIVE BROADBAND(TM) AND WESTERN MULTIPLEX AGREE TO CALL
           OFF MERGER, CITING CURRENT UNFAVORABLE MARKET CONDITIONS


Sunnyvale, CA-ADAPTIVE BROADBAND CORPORATION (Nasdaq National Market: (ADAP)
                                                                       ----
announced that it and Western Multiplex Corporation have agreed to a friendly unwinding of the companies' merger agreement announced November 13, 2000.

Uncertain Stock Market, Weakness in Fixed Wireless Industry Among Reasons for Halting Merger

Adaptive Broadband and Western Multiplex have decided to call off their planned merger. "The fixed wireless industry currently is experiencing weakness in the U.S., and financing is eroding for emerging carriers. From a stock market point of view, fixed wireless specifically, and telecommunications stocks, in general, have really taken a beating, making it very difficult to put a monetary valuation on this transaction at this time. While we continue to believe in the strategic merits of a merger with Western Multiplex, prevailing market conditions do not allow a deal at this time,"commented Adaptive Broadband's Daniel L. Scharre.

Adaptive Broadband recently lowered revenue expectations for its fiscal year 2001 second quarter ended December 31, 2000, to $8 million from an anticipated $31 million. The company is currently evaluating its financial model for its new fiscal year beginning January 1, 2001, especially the potential impact of customer issues surrounding the Competitive Local Exchange Carriers, the company's primary U.S. market. Adaptive Broadband is expected to announce second-quarter results and discuss its current business environment in its press release and conference call on January 25, 2001. The company is not holding a conference call prior to the January 25 call.

Management Transition Plan Accelerated at Adaptive Broadband

In view of recent developments, Adaptive Broadband's board of directors has accelerated a management transition plan. Daniel L. Scharre has been named president and chief executive officer and joins the board immediately. Frederick
D. Lawrence is retiring immediately from the company rather than in July 2001, as planned, and has resigned as chairman of Adaptive Broadband's board of directors. Leslie G. Denend, currently a member of Adaptive Broadband's board of directors assumes chairmanship of the board. Additionally, Peter J. Maloney, senior vice president of finance, succeeds Donna S. Birks as chief financial officer, who has also accelerated her retirement plan. These management changes are effective immediately.
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"Adaptive Broadband was not for sale when approached by Western Multiplex and is not currently for sale. We will move forward as a viable, stand-alone company, and believe that our technology leadership position, strong balance sheet and expanding international opportunities will allow us to succeed in the fixed wireless market," commented Les Denend, chairman of the board.

About Adaptive Broadband

Adaptive Broadband (www.adaptivebroadband.com) is a data networking solutions
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company that is developing leading-edge technology for the deployment of broadband wireless communication over the Internet. Its AB-Access fixed wireless broadband platform bridges the last mile, replacing the local loop for corporate and small business subscribers. Combining a leading packet-on-demand technology and time division duplexing, it offers data transmission at rates up to 25 Mbps -- providing the capability for voice, real-time video conferencing, transmission of full streaming video, web surfing, and transmission of data files - all simultaneously and over one connection.

Safe Harbor

This press release includes forward-looking statements, such as Adaptive Broadband's potential success in product development, that involve risks and uncertainties. Actual events or results may differ materially from those suggested by the forward-looking statement. Factors that could cause actual events or results to differ materially include, but are not limited to, fluctuations in quarterly results, delays in receipt of orders or in the shipment of products, delays in the development of data communications and Internet markets and delays in product enhancements. For a more detailed discussion of these and other factors, see "Risk Factors" contained in Adaptive Broadband's Annual Report on Form 10-K for the fiscal year ended June 30, 2000.

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For Further Information Contact:
--------------------------------
Stephanie M. Day                               Investor Information Line:
Vice President-Investor Relations and          (Toll-free) 1-888-225-6789
Corporate Communications                       www.adaptivebroadband.com
                                               -------------------------
(408) 743-3429
(408) 743-3482 Fax
sday@adaptivebroadband.com